June 4, 2010

VIA EDGAR AND OVERNIGHT MAIL

Robert W. Errett, Attorney
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3561
Washington, DC 20549

Re:	Online Tele-Solutions Inc.
Amendment No. 2 to
Registration Statement on Form S-1
Filed May 5, 2010
File No. 333-162730 (the “Registration Statement”)

Dear Mr. Errett:

We are counsel to Online Tele-Solutions Inc. (“Online,” the “Company” or “our client”).  On behalf of our client, we respond as follows to the Staff’s comments dated May 10, 2010, relating to the above-captioned registration statement.  Captions and section headings herein will correspond to those set forth in Amendment No. 3 to the Registration Statement (“Amendment No. 3”), a copy of which has been marked with the changes from the initial filing, and is enclosed herein.  Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Management’s Discussion and Analysis of Financial Condition and Results…., page 32

1.
We note your response to comment two from our letter dated May 5, 2010.  Since it appears that you are partially through your original plan of operation, please update this section including your “Overview” section and/or your “Business” section to discuss your plan of operation for the remainder of your fiscal year.  Please refer to Item 101(a)(2)(iii)(A) of Regulation S-K.

The requested change has been made.  Please see pages 1, 22 and 24 of Amendment No. 3.

**************

Mr. Robert W. Errett
Securities and Exchange Commission

We trust that the foregoing is responsive to the Staff’s comments.  Please do not hesitate to call me at (212) 752-9700 if you have any questions.

Very truly yours,

/s/ David E. Danovitch
David E. Danovitch, Esq.

cc:  Online Tele-Solutions Inc.